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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luxair and Embraer sign a Pool Program agreement for the airline’s newly acquired E2 fleet

Amsterdam, 19 October 2023 – Embraer and Luxair, flag carrier of the Grand Duchy of Luxembourg, have signed a multi-year contract to support the newly acquired E195-E2 fleet with the Pool Program. This agreement will provide support for a wide range of repairable components for the four jets that will be added to Luxair’s fleet. The solution also includes a meaningful scope of parts available directly on the customer’s base of operation. Currently, Embraer’s Pool Program supports more than 60 airlines worldwide.

"The signature of this Pool Program agreement with Embraer is yet another demonstration of our commitment to excellence. Thanks to this partnership, we will be able to count on Embraer's expertise for our future fleet, reducing maintenance lead times and guaranteeing the operational availability of our aircraft, maintained to the highest standards and guaranteeing their safety and reliability. This collaboration is perfectly in line with our desire to always offer the best to our customers", declares Gilles Feith, Luxair CEO.

“We are ready to provide the best-in-class support for Luxair to maintain the readiness of their fleet. The Pool Program will help them to combine higher performance with lower costs. It is a pleasure to work with Luxair and to welcome them as a new E2 customer”, said Carlos Naufel, President and CEO, Embraer Services & Support.

Embraer provides support to airlines worldwide, with its technical expertise and its vast component services network. The results are significant savings in repair and inventory carrying costs and a reduction in warehousing space and resources required for repair management, while ultimately providing guaranteed performance levels. Embraer Services & Support’s portfolio offers a wide range of competitive solutions designed for each customer to support the growing fleet of Embraer aircraft worldwide and deliver the best after-sales experience in the global aerospace industry.

Image: https://embraer.imagerelay.com/share/17427f4836d4492580a5aca57128aaf0

About Luxair

Founded in 1961, Luxair is a key player in the economy of the Grand Duchy of Luxembourg and the surrounding Greater Region. Passenger air transport is probably the most well-known activity of the general public. Luxair offers fast air service to most major cities, business centres and international hubs in Europe. The airline offers maximum flexibility to its business customers and quality travel to its leisure customers. Luxair's tour operator offers a wide range of packages and themed holidays through its tourism division. Luxair is also the provider of airport services at Luxembourg Airport and its air cargo division handles all kinds of goods with ease and efficiency.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations